Exhibit 99.10

To: NexGen Energy Ltd.

In connection with the Annual Report on Form 40-F of NexGen Energy Ltd. (the Annual Report”) for the year ended December 31, 2021, I, Paul O’Hara, P.Eng., hereby consent o the references in the Annual Report to my name and to the inclusion of extracts from or summaries of sections for which I am responsible in the report entitled “Arrow Deposit, Rook I Project, Saskatchewan, NI 43-101 Technical Report on Feasibility Study”, with an effective date of February 22, 2021, and as amended and restated on March 10, 2021.

Dated: February 25, 2022

/s/ Paul O’Hara

Paul O’Hara, P. Eng.

Wood Canada Limited 301 – 121 Research Drive, Saskatoon, SK T-306-477-1155	www.woodplc.com